Partners (admitted in Hong Kong)

Pierre-Luc Arsenault[3]

Christopher Braunack[6]

Henry M.C. Cheng[6]

Michel Debolt[3]

Justin M. Dolling[6]

David Patrick Eich[1,5,6]

Liu Gan[2]

Wing Lau[6]

Douglas S. Murning[6]

Nicholas A. Norris[6]

John A. Otoshi[3]

Jamii Quoc[8]

Jesse D. Sheley[1]

Steven Tran[6,7]

Dominic W.L. Tsun[3,6]

Li Chien Wong

Ashley Young (non-resident)[6]

David Yun[6,7]

Registered Foreign Lawyers

Benjamin W. James[4]

Benjamin Su3

Qiuning Sun[3]

Shichun Tang[3]

David Zhang[3]

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile:: +852 3761 3301 www.kirkland.com	David T. Zhang To Call Writer Directly: +852 3761 3318 david.zhang@kirkland.com

June 20, 2014

VIA EDGAR

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	iSoftStone Holdings Limited
Schedule 13E-3

Filed on  May 19, 2014 by iSoftStone Holdings Limited, New Tekventure Limited, New iSoftStone Holdings Limited, New iSoftStone Acquisition Limited, Tekventure Limited, Tianwen Liu, Xiaosong Zhang, Yong Feng, Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li Wang, Li Huang, Miao Du, Yan Zhou, New Tekventure Management Limited, BENO Group Limited, Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd., Benson Tam, CSOF SoftTech Limited, Accurate Global Limited, Advance Orient Limited, CSOF Technology Investments Limited, China Special Opportunities Fund III, LP, CSOF III GP Limited, Windsor Venture Limited, China Everbright Limited, China Special Opportunities Fund, L.P., and China Everbright GP Limited

1.	Admitted in the State of Illinois (U.S.A.)
2.	Admitted in the Commonwealth of Massachusetts (U.S.A.)
3.	Admitted in the State of New York (U.S.A.)
4.	Admitted in the State of Texas (U.S.A.)
5.	Admitted in the State of Wisconsin (U.S.A.)
6.	Admitted in England and Wales
7.	Admitted in New South Wales (Australia)
8.	Admitted in Victoria (Australia)

Beijing Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

June 20, 2014

File No. 005-85929

Schedule 13D

Filed on July 26, 2013 by Tianwen Liu

File No. 005-85929

Dear Mr. Duchovny:

On behalf of iSoftStone Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 12, 2014 with respect to the Schedule 13E-3, File No. 005-85929 (the “Schedule 13E-3”) filed on May 19, 2014 by the Company and the other filing persons named therein; and the Schedule 13D, File No. 005-85929 (the “Schedule 13D”) filed on July 26, 2013 by Tianwen Liu.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

We represent the independent committee of the board of directors of the Company (the “Independent Committee”). To the extent any response relates to information concerning New Tekventure Limited, New iSoftStone Holdings Limited, New iSoftStone Acquisition Limited, Tekventure Limited, Tianwen Liu, Xiaosong Zhang, Yong Feng, Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li Wang, Li Huang, Miao Du, Yan Zhou, New Tekventure Management Limited, BENO Group Limited, Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd., Benson Tam, CSOF SoftTech Limited, Accurate Global Limited, Advance Orient Limited, CSOF Technology Investments Limited, China Special Opportunities Fund III, LP, CSOF III GP Limited, Windsor Venture Limited, China Everbright Limited, China Special Opportunities Fund, L.P., China Everbright GP Limited, Forebright Partners Limited, or China Everbright Investment Management Limited, such response is included in this letter based on information provided to the Independent Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

June 20, 2014

Schedule 13E-3

Exhibit 99.(A)(1)

Summary Term Sheet, page 1

1.	Please revise the descriptions of Holdco and NT Management (pages 1-2) to disclose the “certain transactions in connection with the merger” in which they will participate.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to pages 1 and 2 of the Revised Proxy Statement.

2.	Please provide the disclosure required by General Instruction C to Schedule 13E-3 with respect to Wuxi Jinyuan, CSOF III GP Limited, CEL and CE GP.

The Schedule 13E-3 and the preliminary proxy statement have been revised in response to the Staff’s comment. Please refer to the cover page of the Amendment and pages 5 and 6 of the Revised Proxy Statement.

3.	You state that certain summaries are qualified in their entirety by reference to the full text of the document. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please remove such statements regarding (i) the opinion of the independent committee’s financial advisor on pages 11, 47 and 55, (ii) the merger agreement and plan of merger on page 83, (iii) dissenters’ rights on page 99 and (iv) the information incorporated by reference on page 111.

In response to the Staff’s comment, we have revised the disclosure on pages 10, 48, 55, 83, 99 and 109 of the Revised Proxy Statement.

Questions and Answers about the Extraordinary General Meeting and the Merger, page 19

4.	Please consolidate this section and the Summary Term Sheet to avoid duplication and highlight the material terms of the proposed transaction.

In response to the Staff’s comment, we have revised the section of the Revised Proxy Statement entitled Summary Term Sheet, beginning on page 1, to highlight the most material terms of the proposed transaction.

We have also revised the section of the Revised Proxy Statement entitled Questions and Answers about the Extraordinary General Meeting and the Merger, beginning on page 17, to eliminate provisions which were duplicative of the disclosures in the section entitled Summary Term Sheet.

June 20, 2014

Special Factors

5.	Please provide the disclosure required by Item 1013(c) of Regulation M-A with respect to the company.

In response to the Staff’s comment, we have revised the disclosure on page 37 of the Revised Proxy Statement.

Background of the Merger, page 28

6.	Please identify the investment bank that advised you during your discussions with private equity firms in 2012 and summarize any presentations to the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

In response to the Staff’s comment, the Revised Proxy Statement has been revised to identify UBS AG, Hong Kong Branch as the investment bank that assisted the Company during 2012 in evaluating the possibility of raising capital in the form of a private placement. Please refer to page 24 of the Revised Proxy Statement.

We respectfully advise the Staff that the Company has advised us that UBS AG, Hong Kong Branch did not provide any written presentation materials or provide any other written reports to the board of directors in connection with this role.

7.	Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting instead of grouping meetings over long periods of time. Please identify any advisors or other counsel and the members of management who were present at each meeting. In addition, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. In addition, please file all relevant written materials as exhibits to the Schedule 13E-3. In this regard, we note as examples the following:

•	your statement that “From late April to early June, the Chairman and ChinaAMC held a number of discussions”;

•	your reference to several meetings that occurred between June 4, 2013 and June 6, 2013 between the Chairman and ChinaAMC; and

•	your reference to discussions at various times between late January and mid-February 2014 between the Consortium members and ChinaAMC.

June 20, 2014

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to pages 24, 29 and 31 of the Revised Proxy Statement.

We have also included a summary of the presentations made by Goldman Sachs to the independent committee in October 2013 and January 2014 on pages 56 to 57 of the Revised Proxy Statement and have attached the presentations as exhibits (c)-(3) and (c)-(4) to the Amendment.

In addition, the Buyer Group respectfully advises the Staff that it did not receive any other report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.

8.	Please revise to briefly describe the reasons that ChinaAMC was retained by the Chairman as an advisor for the going-private transaction.

The Buyer Group respectfully advises the Staff that ChinaAMC was not retained as an advisor to the Chairman for the going-private transaction. Rather, ChinaAMC entered into a consortium agreement with the Chairman on June 6, 2014 with the intention that ChinaAMC would provide equity financing for the going private-transaction. The preliminary proxy statement has been revised to clarify China AMC’s intended role in the transaction. ChinaAMC withdrew from the consortium on February 28, 2014. Please refer to pages 24 and 31 of the Revised Proxy Statement.

9.	Please disclose what standard of “independence” you use in describing the members of the independent committee. For example, state if they are independent consistent with the standards of a specific exchange.

In response to the Staff’s comment, the Proxy Statement has been revised to identify the various factors (including the independence standards under NYSE and SEC rules) that the board of directors of the Company considered when determining the “independence” of each potential member of the independent committee. Please refer to page 25 of the Revised Proxy Statement.

10.	Please revise to briefly describe the reasons that Lazard Asia (Hong Kong) was retained by the Consortium as its financial advisor.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to page 26 of the Revised Proxy Statement.

11.	Please revise to briefly describe the substance of the negotiations between the Consortium and the independent committee.

In response to the Staff’s comment, we have revised the disclosure on pages 30 and 31 of the Revised Proxy Statement.

June 20, 2014

12.	Please revise the last paragraph on page 31 to explain the reference to a “good sampling.” Also, disclose whether the independent committee determined to solicit only a sample of potential buyers and not every potential buyer.

In response to the Staff’s comment, we have revised the disclosure on page 28 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 37

13.	Please address how the independent committee and the board, and any filing person relying on the opinions of Goldman Sachs were able to support their fairness determinations as to unaffiliated shareholders given that the financial advisor’s opinion (subject to our comment below seeking reconciliation of an apparent discrepancy) addresses fairness with respect to per share merger consideration to be paid to the holders of Shares (other than Parent, the Rollover Shareholders and their respective affiliates) rather than to all shareholders unaffiliated with the company.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Revised Proxy Statement to explain that the independent committee and the board of directors of the Company believe that it is reasonable and appropriate to consider the opinion from Goldman Sachs in their determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the unaffiliated security holders of the Company because the opinion addressed the fairness, from a financial point of view, of such consideration to holders of ordinary shares or ADSs other than Parent, the Rollover Shareholders and their respective affiliates, which, by definition, includes all security holders unaffiliated with the Company. Specifically, the opinion carve-out relates only to affiliated security holders of the Company (i.e., the consideration to be received by unaffiliated security holders was not carved out). To the extent that an affiliated security holder may exist other than Parent, the Rollover Shareholders and their respective affiliates, the consideration to be received by such affiliated security holder is identical in all respects to the consideration to be received by unaffiliated security holders.

14.	Please revise the last bullet point on page 38 to disclose the basis for the belief expressed there.

The Company respectfully advises the Staff that the last bullet point on page 34 of the preliminary proxy statement was originally intended to indicate that the independent committee and the board of directors believed that the terms of the merger agreement were reasonable for transactions of this nature. Upon further review of the other factors listed in this paragraph on page 34 of the Revised Proxy Statement, the independent committee and the board of directors take the view that their belief in the reasonableness of the terms of the merger agreement by itself should not be viewed as a substantive factor or potential benefit of the merger, and the other factors in this paragraph have sufficiently discussed the substantive factors and potential benefits of the merger, which provide the foundation for the independent committee and the board of directors to make their fairness determination. Therefore, the last bullet point on page 34 of the preliminary proxy statement has been deleted to remove this general statement regarding the belief of the independent committee and the board of directors.

June 20, 2014

15.	Please tell us the basis for the independent committee’s belief that the liquidation value would be significantly less than the company’s going concern value.

The Company respectfully advises the Staff that the independent committee’s belief that the liquidation value would be significantly less than the Company’s going concern value is based upon their understanding that liquidation sales generally result in proceeds substantially less than sales of going concerns. We have revised the disclosure on page 37 of the Revised Proxy Statement.

16.	Revise the first paragraph on page 42 to address the consequences of the independent committee’s and the board’s consideration of the purchase prices paid for the company’s shares in previous purchases on the fairness determination made by each of the committee and the board.

In response to the Staff’s comment, the disclosure has been revised to clarify that the independent committee and the board of directors did not consider the purchase prices paid for the Company’s shares in previous purchases to be relevant to their respective fairness determinations, except to the extent those prices indicated the trading price of the ADSs during the applicable periods. Please refer to page 37 of the Revised Proxy Statement.

17.	Please revise this section to describe how the independent committee and the board addressed the results of Goldman Sachs’s Acquisition Premium Analysis (page 54), which results were higher than the transaction consideration.

We respectfully advise the Staff that, as stated on page 55 under the caption “Opinion of the Independent Committee’s Financial Advisor – General”, in arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Selecting portions of the analyses, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. Accordingly, the independent committee and the board of directors did not isolate the results of the acquisition premium analysis or separately determine whether that particular analysis supports or undermines the fairness conclusion. Rather, the independent committee and the board of directors considered the financial analyses presented by Goldman Sachs and its opinion as a whole in forming their fairness determination.

June 20, 2014

Position of the Buyer Group as to the Fairness of the Merger, page 42

18.	You disclose in the first sentence here (and on page 55) that each member of the buyer group “may be deemed” to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” affiliates of the company.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to pages 38 and 57 of the Revised Proxy Statement.

19.	Refer to the second paragraph on page 45. Explain why the Buyer Group did not consider the purchase prices paid by members of the group in transactions described elsewhere in the proxy statement.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to page 40 of the Revised Proxy Statement.

20.	We note your disclosure that the Buyer Group did not establish a pre-merger going concern value for the company’s securities. Disclose how the Buyer Group determined its offer price without having determined a value for the company.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to page 40 of the Revised Proxy Statement.

Certain Financial Projections, page 45

21.	Please revise to disclose not only “certain” financial projections or a summary of them but all of the projections, in full, shared with Goldman Sachs and with any bidder. Also, disclose the assumptions made by management in preparing these financial projections and identify any changes in those assumptions prior to preparing the 2014 Projections.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 41 to include the projected net revenue by business group, costs of revenue, operating expenses, net interest expense, income tax expense, net income, capital expenditures and changes in net working capital shared with Goldman Sachs and certain bidders as well as the material assumptions made by management in preparing the financial projections. The Company also advises the Staff that management did not change any of its assumptions prior to preparing the 2014 Projections.

The Company respectfully advises the Staff that the non-public, unaudited financial forecasts shared with Goldman Sachs and certain bidders (the “Financial Forecasts”) also contain projected profit and loss statements by business group and detailed statements of cash flow and balance sheets for each of the periods presented in the Financial Forecasts. In addition, the projections made available to Goldman Sachs, but not any of the bidders, also include detailed projection information in spreadsheet model form related to, among other things, net revenue by geography, industry vertical and service type, share-based compensation assumptions, capital expenditures breakdown and depreciation breakdown. However, the Company believes that it has disclosed all of the material projections included in the Financial Forecasts. The Company believes that inclusion of the more detailed information in the proxy statement is not material to an investment decision because such items are not relevant to a valuation of the Company as a whole and would reveal competitively sensitive information about the Company. Further, the Company believes that the summary information presented in the projections promotes clarity of disclosure by making information more manageable to shareholders and focusing on the material forecasts. Finally, the Company does not believe the projected statements of cash flow and balance sheets are material because the Company is valued based on operating and cash flow projections, which are reflected by the projected net revenue, gross profit, net income attributable to shareholders, EBITDA, capital expenditure and changes in net working capital that are disclosed in the proxy statement.

June 20, 2014

22.	We note that you appear to have included non-GAAP financial measures in the projected financial information. Please revise any non-GAAP line-items to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to the Staff’s comment, we have added disclosure on page 43 showing a reconciliation of the non-GAAP financial measures to the most comparable financial measure calculated and presented in accordance with GAAP for both the 2013 Projections and the 2014 Projections.

Opinion of the Independent Committee’s Financial Advisor, page 47

23.	We note your disclosure throughout the proxy statement that the financial advisor’s opinion addressed fairness to the company’s security holders other than Parent, the Rollover Shareholders and their respective affiliates. The opinion included in Annex B does not exclude any specific shareholders and instead addressed fairness to all holders of the Shares. Please reconcile.

We respectfully advise the Staff that in the very beginning of the opinion attached as Annex B, Goldman Sachs expressly stated that it was asked to deliver an opinion as to fairness of the merger consideration to be paid to the shareholders of the Company, excluding Parent, the Rollover Shareholders and their respective affiliates. Given that the Goldman Sachs’ opinion only addressed the fairness of the $5.70 per ADS in cash to be paid to the non-affiliated shareholders and that Parent, the Rollover Shareholders and their respective affiliates will not be receiving the same consideration in the merger, it is not factually correct to state that Goldman Sachs delivered an opinion as to the fairness of the merger consideration to all shareholders of the Company.

24.	We note the reference to “Management Forecasts” on page 48. If you are referring to the same financial projections appearing on page 45-47, revise to clarify the reference. Otherwise, disclose any forecasts or projections shared with Goldman Sachs.

In response to the Staff’s comments, we have revised the disclosure on page 48 to indicate that the “Management Forecasts” are the same as the 2014 Projections appearing on pages 40 to 47.

Illustrative Discounted Cash Flow Analysis, page 53

25.	Please revise to disclose the data underlying the results described in the discounted cash flow analysis, the company’s projected results that were used in conducting it (or a cross-reference to those projections) and a description (in tabular form or otherwise) of how those results resulted in the implied value range disclosed on page 53. Also, disclose the illustrative terminal values for the company at the end of 2018.

In response to the Staff’s comments, we have revised the disclosure beginning on page 53 to include the required information.

June 20, 2014

Selected Precedent Transactions Analysis, page 53

26.	Please revise to disclose the transaction data from each transaction that resulted in the multiples disclosed on page 54 with respect to this analysis.

In response to the Staff’s comments, we have revised the disclosure on page 54 to include the enterprise value and the EV/LTM EBITDA for each selected transaction.

27.	Please revise to state why the target companies in the selected transactions should be considered similar for purposes of analysis.

In response to the Staff’s comments, we have revised the disclosure on page 53 to describe why the selected transactions were considered similar to the proposed merger for purposes of analysis.

General, page 55

28.	Please revise the statement that the merger consideration was determined through arm’s length negotiations between the Company and Parent with respect to the Rule 13e-3 transaction. This reference is inappropriate in a transaction with affiliates.

In response to the Staff’s comments, we have revised the disclosure on page 55 to delete the reference to “arm’s length”.

29.	We note that Goldman Sachs “performed such other studies and analyses.” Please describe all studies and analyses performed by Goldman Sachs in rendering its opinion.

We respectfully advise the Staff that the statement as to Goldman Sachs “performed such other studies and analyses” on page 49 of the Revised Proxy Statement was made as part of a general description of the work performed by Goldman Sachs in connection with rendering its opinion. Earlier in the same sentence it was indicated that Goldman Sachs reviewed the trading activities of the ADSs, compared the Company’s financial metrics with those of other public companies and reviewed the financial terms of selected transactions. So the reference to “such other studies and analyses” was meant to cover the other financial analyses performed by Goldman Sachs not numerated above, such as the implied premia and multiples analysis, the illustrative discounted cash flow analysis and the illustrative present value of future stock price analysis. We further advise the Staff that all analyses performed by Goldman Sachs that were material to its fairness conclusion were included in the presentation by Goldman Sachs to the independent committee filed as Exhibit (c)(2) to the Amendment and summarized under the caption “Special Factors – Opinion of the Independent Committee’s Financial Advisor” in the Revised Proxy Statement.

June 20, 2014

30.	Please revise to provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to all of Goldman Sachs, not only its Investment Banking Division.

We understand that Item 1015(b)(4) of Regulation M-A requires disclosure of any material relationships existing during the relevant two-year period between the preparer of any opinion received by the Company and any party to the proposed transaction. We respectfully advise the Staff that because it was the Investment Banking Division of Goldman Sachs that provided the financial advisory services to the Company and rendered the fairness opinion, information about the Investment Banking Division was the most relevant information for purposes of this disclosure and providing such information in respect of all of Goldman Sachs would not provide material information to shareholders. Additionally, given that Goldman Sachs is a large institution with different divisions engaging in a wide variety of businesses all over the world, there are internal policies and procedures, along with strict informational, regulatory and/or operational barriers, within Goldman Sachs that separate the Investment Banking Division from other divisions and regulate the flow of information across divisions to preserve client confidentiality, minimize potential conflicts of interest and comply with applicable laws. Therefore, disclosing the relevant prior relationships within the Investment Banking Division under Item 1015(b)(4) has been Goldman Sachs’ established practice for many years, to which the Staff has not objected. Based on the above, we believe that the existing disclosure complies with Item 1015(b)(4) of Regulation M-A and an attempted expansion to cover additional areas of Goldman Sachs would be subject to, among other things, informational barriers and potentially regulatory restrictions that make such disclosure unfeasible.

Buyer Group’s Purpose of and Reasons for the Merger, page 55

31.	It appears that many of the factors cited in support of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing person’s choice to engage in the transaction at this time as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to page 55 of the Revised Proxy Statement.

32.	Please revise this section to quantify the cost savings from which the company will benefit from with the company no longer being a publicly reporting company after the merger is completed.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to page 58 of the Revised Proxy Statement.

June 20, 2014

Effects of the Merger on the Company’s Net Book Value and Net Earnings, page 59

33.	Please revise the table on page 60 to include each filing person. See instruction 3 to Item 1013 of Regulation M-A.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to page 61 of the Revised Proxy Statement.

Alternatives to the Merger, page 61

34.	Please revise to disclose the reasons that the Chairman Parties and Everbright were only willing to support to the Consortium’s Proposal.

We respectfully advise the Staff that the Chairman Parties and Everbright entered into a consortium agreement dated February 28, 2014, pursuant to which the Chairman Parties and Everbright agreed to deal with each other exclusively for the proposed transaction. Please refer to “Special Factors—New Consortium Agreement” on page 67 of the Revised Proxy Statement.

The preliminary proxy statement has been revised in response to the Staff’s comment. Please refer to page 62 of the Revised Proxy Statement.

35.	Please revise to disclose what consideration, if any, was given to remaining a public company and, if considered, state the reasons for rejection of the alternative.

In response to the Staff’s comment, we have revised the disclosure on pages 62 and 37 of the Revised Proxy Statement.

The Merger Agreement and Plan of Merger

Representations and Warranties, page 85

36.	Please revise to disclose that the merger is subject to representations and warranties regarding a determination by the board of directors that the merger is fair to and in the best interests of the company and its shareholders other than the Rollover Shareholders. Similar concerns exist in the Conditions to Merger section on page 94.

In response to the Staff’s comments, we have revised the disclosure on pages 85 and 94 of the Revised Proxy Statement.

June 20, 2014

Schedule 13D

37.	We note that Mr. Liu relied on Rule 13d-1(d) for his filing of a Schedule 13G on February 2, 2011 and amendments on January 17, 2012 and February 4, 2013. We note that in the 2013 13G/A, Mr. Liu reported an increase in the number of shares he beneficially owned of approximately 3.8 million shares. Please tell us the basis for Mr. Liu’s continued apparent reliance on Rule 13d-1(d) for this February 2013 filing.

We respectfully advise the Staff that Mr. Liu remained eligible to rely on Rule 13d-1(d) as Section 13(d)(6)(B) of the Exchange Act permits continued reliance on Rule 13d-1(d) even if additional securities of the same class are acquired so long as the amount of securities acquired, when added to all other acquisitions of securities of the same class during the 12 months immediately preceding the most recent acquisition date, aggregates to no more than two percent of such securities. We note that in his February 2013 filing, Mr. Liu reported an increase in his beneficial ownership of 3,854,773 ordinary shares as compared to his Schedule 13G filed on February 2, 2011 and amended on January 17, 2012. As permitted by Rule 13d-1(j), in calculating his percentage beneficial ownership of the Company’s outstanding ordinary shares for the February 2013 filing, Mr. Liu relied upon information published in the Company’s most recent annual report. As of December 31, 2012, the Company indicated there were 567,273,534 outstanding ordinary shares not including (i) 1,933,455 ordinary shares held by iSoftStone Hong Kong Limited, a wholly owned subsidiary of the Company, and (ii) 62,877,309 ordinary shares reserved for future exercises of issuances under the Company’s equity award plans. Accordingly, the increase in Mr. Liu’s beneficial ownership as reported in his February 2013 filing represents less than one percent of securities of the same class.

We further note that this reported increase in Mr. Liu’s beneficial ownership was solely attributable to an increase in the number of options to acquire ordinary shares which would become exercisable within 60 days of the relevant date of determination and restricted share units which would become vested and the restrictions over which would lapse within 60 days of the relevant date of determination, specifically, an increase in (i) 15,644 American Depositary Shares representing 156,440 ordinary shares held by Mr. Liu attributable to restricted share units which had vested or the restrictions over which would lapse within 60 days of December 31, 2012, (ii) 2,615,000 ordinary shares issuable upon exercise of options within 60 days of December 31, 2012 held by Colossal Win Limited, a British Virgin Islands company of which Mr. Liu is sole director, and (iii) 1,083,333 ordinary shares issuable upon exercise of options within 60 days of December 31, 2012 held by Mr. Liu. Mr. Liu has reconfirmed that at no point prior to the February 2013 filing did he acquire Company ordinary shares which, when added to all other acquisitions by him during the 12 months immediately preceding the date of the most recent acquisition, aggregated to more than two percent of the Company’s outstanding ordinary shares as of the relevant time of determination.

38.	On a related note, Mr. Liu entered into the Consortium Agreement on June 6, 2013. Please tell us why Mr. Liu did not file a Schedule 13D within ten business days thereafter.

Mr. Liu respectfully advises the Staff that he was a “grandfathered” 13G filer and he can thus continue relying on the exemption under Rule 13d-1(d) from Schedule 13D filing until he acquires beneficial ownership of any Shares which, together with all other acquisitions by him during the preceding twelve months, exceed two percent of the total outstanding Shares of the Company. Although Mr. Liu entered into the Consortium Agreement with ChinaAMC on June 6, 2013, ChinaAMC did not beneficially own any Shares of the Company, and therefore Mr. Liu would not be deemed to have acquired beneficial ownership of any additional Shares by reason of the Consortium Agreement. Accordingly, Mr. Liu was not required to file a Schedule 13D upon entering into the Consortium Agreement.

* * * * *

June 20, 2014

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, New Tekventure Limited, New iSoftStone Holdings Limited, New iSoftStone Acquisition Limited, Tekventure Limited, Tianwen Liu, Xiaosong Zhang, Yong Feng, Junhe Che, Ying Huang, Qiang Peng, Xiaohui Zhu, Yen-wen Kang, Li Wang, Li Huang, Miao Du, Yan Zhou, New Tekventure Management Limited, BENO Group Limited, Jiadong Qu, Jinyuan Development (Hong Kong) Company Limited, Wuxi Jinyuan Industry Investment & Development Co. Ltd., Benson Tam, CSOF SoftTech Limited, Accurate Global Limited, Advance Orient Limited, CSOF Technology Investments Limited, China Special Opportunities Fund III, LP, CSOF III GP Limited, Windsor Venture Limited, China Everbright Limited, China Special Opportunities Fund, L.P., and China Everbright GP Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Stephanie Tang at (852) 3761-3356 or Jason Frank at (852) 3761-3490.

Sincerely,

/s/ David Zhang
David T. Zhang of Kirkland & Ellis

cc:	Cheng Zhang - iSoftStone Holdings Limited

Ling Huang - Cleary Gottlieb Steen & Hamilton LLP

Kurt Berney - O’Melveny & Myers LLP

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 12, 2014 with respect to the Schedule 13E-3, File No. 005-85929 (the “Schedule 13E-3”), filed on May 19, 2014 by the Company and the other filing persons named therein; and the Schedule 13D, File No. 005-85929 (the “Schedule 13D”) filed on July 26, 2013 by Tianwen Liu, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iSoftStone Holdings Limited

By:	/s/ Tom Manning
Name: Tom Manning
Title: Independent Committee Chairman

New Tekventure Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

New iSoftStone Holdings Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

New iSoftStone Acquisition Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

June 20, 2014

Tekventure Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

Tianwen Liu

/s/ Tianwen Liu

Xiaosong Zhang

/s/ Tianwen Liu
Attorney-in-fact

Yong Feng

/s/ Tianwen Liu
Attorney-in-fact

Junhe Che

/s/ Tianwen Liu
Attorney-in-fact

Ying Huang

/s/ Tianwen Liu
Attorney-in-fact

Qiang Peng

/s/ Tianwen Liu
Attorney-in-fact

Xiaohui Zhu

/s/ Tianwen Liu
Attorney-in-fact

June 20, 2014

Yen-wen Kang

/s/ Tianwen Liu
Attorney-in-fact

Li Wang

/s/ Tianwen Liu
Attorney-in-fact

Li Huang

/s/ Tianwen Liu
Attorney-in-fact

Miao Du

/s/ Tianwen Liu
Attorney-in-fact

Yan Zhou

/s/ Tianwen Liu
Attorney-in-fact

New Tekventure Management Limited

By:	/s/ Tianwen Liu
Name: Tianwen Liu
Title: Director

BENO Group Limited

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

June 20, 2014

Jiadong Qu

/s/ Tianwen Liu
Attorney-in-fact

Jinyuan Development (Hong Kong) Company Limited

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Wuxi Jinyuan Industry Investment & Development Co. Ltd.

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Benson Tam

/s/ Tianwen Liu
Attorney-in-fact

CSOF SoftTech Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

June 20, 2014

Advance Orient Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Special Opportunities Fund III, LP By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

June 20, 2014

Windsor Venture Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Everbright Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Special Opportunities Fund, L.P. By China Everbright GP Limited, its general partner

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

China Everbright GP Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Authorized Signatory